Ref: PGC/ltop/adr101104

10 November 2004

SEC MAIL PROCESSING
RECEIVED
NOV 17 2004
WASH, D.C. 202 SECTION

GUS

GUS plc
GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

04046279

Dear Sir

SUPPL

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 2 October to 9 November together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
DEC 01 2004
THOMSON
FINANCIAL

dw 11/30

SCHEDULE OF DOCUMENTS ISSUED
2 OCTOBER to 9 NOVEMBER 2004

COMPANIES HOUSE FILINGS		
4 October 2004	-	Form 288b in respect of resignation of director
8 October 2004	-	Forms 88(2) re allotment of shares *
13 October 2004	-	Form 169(1B) re Treasury shares
20 October 2004	-	Forms 88(2) re allotment of shares *
8 November 2004	-	Forms 88(2) re allotment of shares *
9 November 2004	-	Forms 88(2) re allotment of shares *

* copies of the continuation sheets attached to forms 88(2) re allotment of shares are not included with this letter but are available on request.

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
4 October 2004	-	Directorate change
4 October 2004	-	Block Listing Interim Review
5 October 2004	-	GUS plc Acquisition
14 October 2004	-	Trading statement

** copies available on request.

PAUL COOPER
10 NOVEMBER 2004

Ref: chcorres.pgc.ajs1004

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

4 October 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Board change

I enclose a form 288b in connection with the resignation of Alan Smart as a GUS plc director.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Ref: chcorres.pgc.roc88(2)s

8 October 2004

SEC MAIL PROCESSING
RECEIVED
NOV 17 2004
WASH. D.C. 202 SECTION

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 38,659
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted **38,659**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 8 October 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E8918 Tel: 0870 836 4064
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
27	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	34,229		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Mike O'Connor Address Palais Du Printemps, 10 Bd De Belgique, 98000 Monaco UK Postcode	Class of shares allotted Ordinary	Number allotted 34,229
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted **34,229**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 8 October 2004

A di~~rector~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E8892 Tel: 0870 836 4064

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which sh[illegible]s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,401		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	20,401
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	**20,401**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________ **Date** 8 October 200[illegible]

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,

Manchester, M12 4JD.

ESP-EXEC/E8926 Tel: 0870 836 4064

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Da… or period during which sh…es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,254		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If …e allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard	Ordinary	18,254
LONDON		
UK Postcode SE13 7EX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	18,254
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 8 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,

Manchester, M12 4JD.

ESP-EXEC/E8991 Tel: 0870 836 4064

DX number DX exchange

CHFPO83

Return of Allotment of Shares

Company Number: 146575

Company name in full: GUS Plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	30	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,109		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name: Mr. Edison Evans Address: 79 Derby Road, Aston on Trent, Derby UK Postcode: DE72 2AE	Class of shares allotted Ordinary	Number allotted 807
Name: Mrs. Deborah Hales Address: 6 Stockdale Grove, Breightmet, Bolton, Lancashire UK Postcode: BL2 5JJ	Class of shares allotted Ordinary	Number allotted 302
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 8 October 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper Financial Reporting Manager & Assistant Company Secretary
GUS plc, The Works, 5 Union Street Manchester M12 4JD
Tel 0870 836 4064
DX number DX exchange

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted **3,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 8 October 2004

A director / ~~secretary~~ / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E9002 Tel: 0870 836 4064
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	4	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,040		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,040
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted **2,040**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 8 October 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E9045 Tel: 0870 836 4064
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	07	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	93	71	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Priya Mahawatte Address 27 Kingswood Road Leyland Preston Lancashire UK Postcode PR25 2TX	Class of shares allotted Ordinary	Number allotted 164
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** 8 October 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED LIST Address: UK Postcode:	Class of shares allotted Ordinary	Number allotted 1,662
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 8 October 2000

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper
Financial Reporting Manager & Assistant Company Secretary
GUS plc, The Works, 5 Union Street
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

GUS Plc
Attachment to Form 88(2)

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares to be Allotted
MR	ALEXANDER	CODJOE	123 FALSTONES	BASILDON	ESSEX		SS15 5DW	252
MR	DAVID	GREEN	8 BUNTING STREET	DUNKIRK	NOTTINGHAM		NG7 2LD	403
MRS	ELIZABETH JANE	PARKER	18 BRENDON ROAD	BRIDGWATER	SOMERSET		TA6 3QW	403
MISS	YVONNE ANNE	RICHARDSON	22 MEADOW VIEW	WORSBROUGH	BARNSLEY	SOUTH YORKSHIRE	S70 5BW	201
MR	JONATHAN	SHARPE	16 DURHAM CLOSE	GUILDFORD			GU2 9TH	403
								1,662

Ref: chcorres.pgc.roc169

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

13 October 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Purchase of own shares

In connection with recent purchases of shares for holding in treasury, I enclose for filing four Forms 169(1B). The first such form has duly "stamped" by the Inland Revenue Stamp Office in respect of the whole of the stamp duty payable of £185,415.00.

Yours faithfully

Paul Cooper

Assistant Company Secretary

CC: Julie Hill – Merrill Lynch
Marcus Brunton – Lloyds TSB Registars

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number 146575

Company Name in full GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number of shares	200,000	400,000	400,000
Date(s) shares delivered to the company	19/8/04	24/8/04	25/8/04
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£8.329283	£8.459836	£8.601028
Minimum price paid	£8.329283	£8.459836	£8.601028

Form 1	8,410,202.20
Form 2	7,201,459.95
Form 3	7,447,391.65
Form 4	14,023,762.21
TOTAL	37,082,816.01

The aggregate amount paid by the company for the shares to which this return relates was: £37,082,816.01

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £185,415-00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985 TR/POS

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 4/10/04

(**a director / secretary / [illegible])

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAUL COOPER; GUS PLC;
THE WORKS; 5 UNION STREET;
MANCHESTER M12 4JD Tel 0870 836 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number	146575
Company Name in full	GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number of shares	200,000	300,000	350,000
Date(s) shares delivered to the company	26/8/04	31/8/04	1/9/04
For each share: Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£8.454442	£8.484104	£8.472401
Minimum price paid	£8.454442	£8.484104	£8.472401

The aggregate amount paid by the company for the shares to which this return relates was: £7,201,459.95 c/fwd to sheet 1

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ See form 1

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 4/10/04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAUL COOPER, GUS plc,
THE WORKS, 5 UNION STREET,
MANCHESTER M12 4JD Tel 0870 8364064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

10/03

Notes for completion

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

Form 3 of 4

169(1B)

Companies House
for the record

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 146575

Company Name in full GUS PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number of shares	300,000	285,000	300,000
Date(s) shares delivered to the company	3/9/04	6/9/04	9/9/04
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£8.488144	£8.498498	£8.566205
Minimum price paid	£8.488144	£8.498498	£8.566205

The aggregate amount paid by the company for the shares to which this return relates was: £7,447,391.65 c/fwd to sheet 1

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ See form 1

Note This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(5) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 4/10/04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Paul Cooper, GUS PLC, The Whitehall
5 Union Street, Manchester
M12 4JD Tel. 0870 8364064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 146575

Company Name in full GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number of shares	300,000	805,000	500,000
Date(s) shares delivered to the company	14/9/04	20/9/04	1/10/04
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£8.576300	£8.686922	£8.9158
Minimum price paid	£8.576300	£8.686922	£8.9158

The aggregate amount paid by the company for the shares to which this return relates was: £14,023,762.21 c/fwd to sheet 1

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ See form 1

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(8) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 4/10/04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Paul Cooper; GUS plc; The Wharf;
5 Union Street;
Manchester M12 4JD Tel. 0870 8364064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Notes for completion

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. If the return has not been stamped Inland Revenue penalties may apply. The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4896	9293	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.7550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 **Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited DES ESOS Part ID 142CN Address: 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 14,189
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 14,189

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 20 October 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC/E9077 Tel: 0161 273 8282
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,474	1,761	1,797
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.5300	£6.7550

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited A/C ESOS Part ID 142CN Address: 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted: Ordinary	Number allotted: 5,032
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted: TOTAL	Number allotted: **5,032**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 20 October 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E9197 Tel: 0870 836 4064
DX number DX exchange

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	14	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,285	998	1,139
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

- Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard London	Ordinary	1,322
	UK Postcode EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED LIST	Ordinary	3,100
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		TOTAL	4,422
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 20 OCTOBER 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to Form 88(2)

Title	Forename(s)	Surname	Address				Postcode	Shares Exercised
MRS	JULIE	BANKS	109 SANDRINGHAM ROAD	SANDIACRE	NOTTINGHAM	NOTTINGHAMSHIRE	NG10 5LE	201
MRS	JUSTINE CAMILLA	KILGAS	15 SILVERHOW CLOSE	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 6ST	504
MR	FELIPE	MEDINA	54 EAST ROAD	LONDON			E15 3QR	302
MRS	JOSEPHINE	PHILLIS	COACH HOUSE	CRANFORD HALL	DONCASTER ROAD	BARNSLEY	S71 5EZ	403
MRS	LIZA MARIANNE	TRUSCOTT	27 ARRAN ROAD	STAMFORD	LINCOLNSHIRE		PE9 2XP	201
MISS	YVONNE	WATKINS	4 CHADBORN AVENUE	GOTHAM	NOTTINGHAM	NOTTINGHAMSHIRE	NG11 OHT	674
MR	STEPHEN	WALDOCK	1 HAWKINS CLOSE	DAVENTRY	NORTHAMPTONSHIRE		NN11 4JG	540
MISS	YVONNE	WATKINS	4 CHADBORN AVENUE	GOTHAM	NOTTINGHAM	NOTTINGHAMSHIRE	NG11 OHT	146
MISS	YVONNE	WATKINS	4 CHADBORN AVENUE	GOTHAM	NOTTINGHAM	NOTTINGHAMSHIRE	NG11 OHT	129
								3,100

Ref: chcorres.pgc.roc88(2)s

8 November 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

SEC MAIL PROCESSING
RECEIVED
NOV 17 2004
WASH, D.C. 202 SECTION

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	104		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	649.48p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Vidacos Nominees Limited Part ID:30XMH / Desig: SSB1	Class of shares allotted	Number allotted
Address 25 Molesworth Street, Lewisham	Ordinary	104
LONDON		
UK Postcode SE13 7EX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**104**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 8 November 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E9314 Tel: 0870 836 4064
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	18	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,894		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:142CN / Desig: ESOS Address: 20 Morgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 4,894
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted **4,894**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 21 OCTOBER 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/AG/9246 Tel: 0870 836 4064
DX number DX exchange

CHFPO83

Return of Allotment of Shares

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
21	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,799	1,836	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.7550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN / Desig: ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3,635
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted **3,635**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 8 November 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/AG/9280 Tel: 0870 836 4064
DX number DX exchange

Return of Allotment of Shares

ƆHFPO83

Ɔompany Number	146575
Ɔompany name in full	GUS Plc
	1 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	22	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,018	4,876	2,285
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ________________ **Date** 8 November 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

CHFPO83

Return of Allotment of Shares

Company Number: 146575

Company name in full: GUS Plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
22	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	63		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	648p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

	Class of shares allotted	Number allotted
Address PLEASE SEE ATTACHED LIST	Ordinary	~~16,242~~ 4,541
UK Postcode		

	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited		
Address Parc 10 : 142 CN / Desig: ESOS 20 Moorgate, London	Ordinary	11,701
UK Postcode EC2R 6DA		

	Class of shares allotted	Number allotted
Name		
Address		
UK Postcode		

	Class of shares allotted	Number allotted
Name		
Address		
UK Postcode		

	Class of shares allotted	Number allotted
Name		
Address	Total	16,242
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 8 November 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester M12 4JD
Tel 0870 836 4064

DX number | DX exchange

GUS plc
Attachment to Form 88(2)

Title	Forename(s)	Surname	Address				Postcode	Shares Exercised
MRS	AUDREY	BARNES	LEONARDI	2 MARLWOOD	COTGRAVE	NOTTINGHAM	NG12 3NS	253
MR	CARL G	CHAMBERLAIN	15 FOX EARTH AVENUE	CLIFTON ESTATE	NOTTINGHAM		NG11 8JP	57
MR	CARL G	CHAMBERLAIN	15 FOX EARTH AVENUE	CLIFTON ESTATE	NOTTINGHAM		NG11 8JP	25
MR	CHRISTOPHER	MORTON	15 MORETON ROAD	CLIFTON ESTATE	NOTTINGHAM		NG11 9FH	111
MR	GANDABHAI	PATEL	3 BERTRAND ROAD	BOLTON	LANCASHIRE		BL1 4RS	689
MR	GANDABHAI	PATEL	3 BERTRAND ROAD	BOLTON	LANCASHIRE		BL1 4RS	195
MR	GLEN	HORNBERGER	70 STANLEY WAY	DAVENTRY	NORTHANTS		NN11 5SE	101
MR	MICHAEL FREDERICK	MONKS	17 CREST VIEW	PERRY ROAD	SHERWOOD	NOTTINGHAM	NG5 3AQ	862
MR	MICHAEL FREDERICK	MONKS	17 CREST VIEW	PERRY ROAD	SHERWOOD	NOTTINGHAM	NG5 3AQ	380
MR	NEIL BRIAN	MELLOR	12 CROWN CLOSE	RAINWORTH	MANSFIELD	NOTTINGHAM	NG21 0FE	253
MR	NEIL BRIAN	MELLOR	12 CROWN CLOSE	RAINWORTH	MANSFIELD	NOTTINGHAM	NG21 0FE	139
MR	NEIL BRIAN	MELLOR	12 CROWN CLOSE	RAINWORTH	MANSFIELD	NOTTINGHAM	NG21 0FE	18
MR	PETER EDWARD	JAGGERS	2 RUFFORD ROAD	RUDDINGTON	NOTTINGHAM		NG11 6FU	253
MR	PETER EDWARD	JAGGERS	2 RUFFORD ROAD	RUDDINGTON	NOTTINGHAM	NG11 6FU	EXPERIAN	139
MR	PETER EDWARD	JAGGERS	2 RUFFORD ROAD	RUDDINGTON	NOTTINGHAM	NG11 6FU	EXPERIAN	15
MS	SHENA	MACDONALD	CHURCH FARM	CHURCH WAY	GRENDON	NORTHAMPTON	NN7 1JE	646
MRS	THORA HERTA	FRETTER	21 TENNYSON ROAD	DAVENTRY	NORTHANTS		NN11 5DQ	405
								4,541

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
28	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,500	388	1,260
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	508p	523p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard	Ordinary	1,881
	London		
	UK Postcode EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED LIST	Ordinary	8,267
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		TOTAL	10,148
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 8 November 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street
Manchester M12 4JD
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

GUS plc
Attachment to Form 88(2)

Title	Forename(s)	Surname	Address			Postcode	Shares Exercised
MS	BELINDA LUCY	BIRKS	32A SHELFORD ROAD	RADCLIFFE ON TRENT	NOTTINGHAM	NG12 1AF	1,009
MR	IAN	BOSANQUET	31 REPTON ROAD	WEST BRIDGFORD	NOTTINGHAM	NG2 7EP	504
MRS	GLYNIS	FRANKS	8 FINKLE STREET	BENTLEY	DONCASTER	DN5 0RP	100
MR	NICHOLAS JOHN	GRESHAM	98 MANOR ROAD	WOODSTOCK	OXFORDSHIRE	OX20 1XL	1,009
MRS	JUNE	HAINES	4 TREFOIL CLOSE	BROUGHTON ASTLEY	LEICESTER	LE9 6YZ	1,009
MR	MICHAEL STUART	KING	13 HAYNES CLOSE	CLIFTON ESTATE	NOTTINGHAM	NG11 8JN	405
MR	MICHAEL STUART	KING	13 HAYNES CLOSE	CLIFTON ESTATE	NOTTINGHAM	NG11 8JN	222
MR	THAKORLAL	LAD	36 BEACONSFIELD STREET	BOLTON	LANCASHIRE	BL3 5DW	1,149
MR	MIKE JOHN	MCGOVERN	86 HOCKLIFFE ROAD	LEIGHTON BUZZARD	BEDFORDSHIRE	LU7 3FN	100
MISS	TRACEY ANNE	OVENDEN	6 MOSS BANK	COPPULL	CHORLEY	PR7 5UT	152
MR	NAVIN	PATEL	29 BRANDON STREET	BOLTON	LANCASHIRE	BL3 6LN	1,149
MR	ALAN	THOMPSON	6 HOLDEN GROVE	DAVENTRY	NORTHAMPTONSHIRE	NN11 5EW	450
MRS	SAMANTHA JEANNE	TIDEY	164 LONDON ROAD	ASTON CLINTON	BUCKINGHAMSHIRE	HP22 5LB	1,009
							8,267

Ref: chcorres.pgc.roc88(2)s

SEC MAIL PROCESSING
RECEIVED
NOV 17 2004
WASH, D.C. 202 SECTION

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

9 November 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 27, Month 10, Year 2004	Day, Month, Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,591		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address: 20 Moorgate	Ordinary	1,591
London		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	1,591
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 9 November 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House
Devonshire House, Manchester, M60 1XA
ESP-EXEC./DW9346 Tel: 0161 273 8282
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,040		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,040
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,040

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 8 November 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House
Devonshire House, Manchester, M60 1XA
ESP-EXEC./DW9383 Tel: 0161 273 8282
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,376	18,652	11,863
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	6.53p	6.755p	8.092p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	48,891
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode	**TOTAL**	48,891

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 9 November 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House
Devonshire House, Manchester, M60 1XA
ESP-EXEC./E9408/SJK Tel: 0161 273 8282
DX number DX exchange

Ref: PGC/041004AJS

4 October 2004

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr G A Bentley – Company Secretary
SECURITY NUMBER:	915368
DATE AND TIME FOR RELEASE:	12 noon – 4 October 2004
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc

Board change

GUS plc, the retail and business services group, today announces that, following the partial Initial Public Offering of the Lewis Group on the JSE Securities Exchange South Africa, Alan Smart will resign as an executive director of GUS on 4 October 2004.

Sir Victor Blank, Chairman of GUS, commented:

"Alan Smart has been the Chief Executive of the Lewis Group for 13 years and joined the Board of GUS in 1996. He has done an excellent job for the Group in South Africa and as a member of the GUS Board. We thank him for his immense contribution and wish him and all his colleagues in the Lewis Group every success."

Enquiries

GUS		
David Tyler	Finance Director	020 7495 0070
Finsbury		
Rupert Younger		020 7251 3801
Rollo Head		

82 5017

Ref: PGC/bla1004

1 October 2004

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir

Block Listing Returns

I attach three Block Listing returns and should be grateful if you would arrange for the release of these on the Regulatory News Service under the numbers indicated. A copy of this letter (for information only) is also being sent to the Listing Applications department.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Encs

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 862394

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 28 JUNE 2004 RE 200,000 SHARES))
3.	Period of return:	From 28.06.04 to 01.10.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,016,056,452 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 652605

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 29 JUNE 2004 RE 200,000 SHARES))
3.	Period of return:	From 29.06.04 to 01.10.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,016,056,452 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	112729

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 30 JUNE 2004 RE 200,000 SHARES))
3.	Period of return:	From 30.06.04 to 01.10.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,016,056,452 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

Exemption number 82-5017

5 October 2004

GUS plc
Experian acquisition

GUS plc, the retail and business services group, today announces that Experian has acquired QAS Limited, a leading supplier of address management software in the UK. The purchase price for QAS, which has £16m of cash, is £106m and will be funded from existing GUS resources.

QAS' software products enable organisations to maintain accurate and up-to-date address information about their customers. When QAS' clients collect information from a customer, such as house number and postcode, QAS' software is then able to complete the customer's full and accurate address instantaneously. The software works across many channels, including call centres, the Internet and point of sale. QAS helps clients to reduce costs, improve customer service and increase the accuracy of data on their customers.

QAS has 8,800 clients worldwide across all sectors, including financial services, insurance, retail and government. About 90% of revenue comes from the UK, where QAS is the clear market leader. It also has nascent international operations in North America, Australia, the Netherlands, France and Singapore. Sales in the year to June 2004 increased by 18% to £49m. QAS employs 370 people, of whom 270 are in the UK.

QAS will benefit from continued growth in the UK market, especially in the government sector, and from international expansion. In addition, there are opportunities to cross-sell Experian products to QAS' client base in areas such as marketing information, customer data integration, authentication and marketing databases.

Commenting on the acquisition, John Saunders, Chief Executive Officer of Experian International, said:

"The purchase of QAS is consistent with Experian's global strategy of acquiring complementary businesses that provide new products, new data or entry into new vertical or regional markets, while leveraging the core assets of Experian.
Working together, Experian and QAS will bring to the market sophisticated data integrity solutions - further enhancing the quality of our clients' data about their customers, both at the first point of contact and over time."

Exemption number 82-5017

14 October 2004

GUS plc
First Half Trading Update

GUS plc, the retail and business services group, today issues its regular update on trading.

John Peace, Group Chief Executive of GUS, said:

"GUS has delivered another strong performance in all our businesses in the first half. We have also successfully completed the partial IPO of the Lewis Group in South Africa and made additional infill acquisitions for Experian. Despite continuing challenges in some of our markets, we remain on track for a further year of good progress."

Argos Retail Group

% change in sales year-on-year Six months to 30 September 2004		%
Argos	- total	13
	- like-for-like	7
Seven months to 30 September 2004		
Homebase	- total	6
	- like-for-like	4

Argos
Argos again outperformed its market in the first half of the year. It increased total sales by 13%, with new stores contributing 6% of this growth. Like-for-like sales increased by 7%. Consumer electronics, photography, white goods and leisure categories performed particularly well. Gross margin was in line with the previous year as gains from supply chain initiatives were again re-invested in lower prices for consumers. Prices on re-included lines in the Autumn/Winter 2004 catalogue are approximately 5% lower than last year.

At 30 September 2004, Argos had 570 stores after opening 14 in the first half. Argos Extra is now available in 146 stores, offering 3,800 more lines than the 13,200 in the main catalogue. Argos Direct, the delivery to home operation, grew sales by 30% and accounted for 24% of Argos' sales in the first half.

Homebase
Homebase continues to make good progress in improving its customer offer.

Sales in the seven month period to 30 September 2004 increased by 6% with new stores contributing 2% of this growth. Like-for-like sales increased by 4%. Strong performances in kitchens, bathrooms and tiling continued and there were good uplifts from new ranges in areas such as paints and power tools. Gross margin was in line with the previous year, as supply chain gains funded lower prices and increased seasonal promotions.

At 30 September 2004, Homebase had 283 stores having opened five in the first half. The number of stores with mezzanine floors increased by 21 during the period to a total of 88.

Experian

% change in sales year-on-year for the six months to 30 September 2004

Continuing activities only	At actual exchange rates %	At constant exchange rates %
Experian North America	3	15
Experian International	14	16
Global Experian	7	15

For the fifth consecutive six-month period, Experian delivered double-digit growth, with total worldwide sales from continuing activities up by 15% at constant exchange rates.

Experian North America

In dollars, Experian North America grew sales from continuing activities in the first half by 15%, of which corporate acquisitions contributed 8%. The anticipated slowdown in the mortgage refinancing market reduced Experian North America's total sales growth by 4% in the period.

Excluding corporate acquisitions, Credit achieved mid single-digit growth. There was particular strength in Consumer Direct (which now has 2.0m subscribers to its credit monitoring services) and continued growth in value-added solutions in areas such as on-line notification, fraud and scoring/analytics. Sales growth in Marketing continued to improve, especially in database management and e-mail solutions. Strength in the retail and financial sectors offset some continued weakness in the catalogue sector.

Experian International

Experian International, which accounts for about 45% of Experian's worldwide revenue, grew sales from continuing activities by 16% at constant exchange rates in the first half. Of this, 7% came from acquisitions.

Credit sales saw further double-digit growth in the first half, led by continued strong performances in consumer information in the UK and Spain, in business information services in France and in decision solutions throughout the region. Marketing showed good year-on-year increases, particularly in business-to-business marketing and the insurance sector. Experian's continuing outsourcing operations in France also achieved good organic growth.

Burberry

GUS has a 66% stake in Burberry. The following is an abridged version of Burberry's Trading Update released on 13 October 2004.

% change in sales year-on-year for the six months to 30 September 2004

	%
At actual exchange rates	8
At constant exchange rates	14

Total revenues at Burberry in the first half increased by 14% at constant exchange rates.

Retail sales increased by 12% at constant exchange rates, driven by newly opened stores, with a marginal contribution from existing stores. Wholesale revenue, which accounted for approximately 57% of sales in the first half, increased by 13% at constant exchange rates.

On the basis of orders received to date, Burberry anticipates mid to high single-digit wholesale growth for the Spring/Summer 2005 season. Licensing revenues increased by 31% at constant exchange rates, with approximately half of this increase driven by gains in Japan and half driven by other licences, especially in fragrances where Burberry has entered into a new licence with its existing partner Inter Parfums SA.

The lock-up arrangement that GUS entered into when it sold Burberry shares last year expires on 18 November. GUS has no current intention to sell further Burberry shares following the expiry of this arrangement and will continue to assess its holding as part of the strategic review process announced in May 2004.

Future announcements

GUS will announce its interim results for the six months to 30 September 2004 on 18 November 2004. The Third Quarter Trading Update will be on 13 January 2005.

Enquiries

GUS		
David Tyler	Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	
Finsbury		
Rupert Younger		020 7251 3801
Rollo Head		